FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Dec 21, 2006

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Officer

ANNOUNCEMENT TO SHAREHOLDERS
Cash Dividends Payment

SADIA S. A., announces to its shareholders that, on December 21, 2006, the Board of Directors authorized the payment of interest on equity related to 2006 earnings, being R$ 0,10179 per common and per preferred share. The interest on equity will be calculated according to the minimum dividend required by Brazilian securities law, to be approved at the next general shareholders’ meeting. The corresponding credit will be posted in the Company’s accounting records on January 4, 2007 in the shareholders’ names. Payment will be made on February 16th, 2007, based on the record date at December 28, 2006, and retaining 15% (fifteen per cent) income withholding tax, pursuant to Paragraph 2 of Article 9 of Law No. 9.249/95, except for those shareholders that are legally recognized as tax-exempt investors. Shares shall be traded on the São Paulo, New York and Madrid Stock Exchanges, without the right to such interest on equity, as of January 02, 2007, including that date.

Shareholders possessing registered bank accounts with Banco Bradesco will have the amount automatically credited on the above mentioned payment date. All other investors will receive a “Dividend Credit Notice” by mail, at those addresses on file with Banco Bradesco.

Tax-exempt investors which are not subject to income withholding tax must comply with applicable law by submitting the required documents by January 20th, 2007 to the following address: Banco Bradesco, Departamento de Ações e Custódia, Prédio Amarelo - 2º andar - Cidade de Deus, Osasco – SP – Brazil CEP 060029-900.

São Paulo-SP, December 21, 2006
SADIA S. A.
Welson Teixeira Júnior
Chief Financial Office